This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated May 23, 2008 and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund (as defined below) by one or more registered brokers or dealers licensed under that jurisdiction’s laws.

ACM MANAGED DOLLAR INCOME FUND, INC.

1345 Avenue of the Americas

New York, New York 10105

Notice of Offer to Purchase for Cash 973,450 of Its

Issued and Outstanding Shares of Common Stock at Net Asset Value Per Share

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT

EASTERN TIME ON JUNE 20, 2008, UNLESS THE OFFER IS EXTENDED.

ACM Managed Dollar Income Fund, Inc., a Maryland corporation (the “Fund”), is offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2008 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), 973,450 of its issued and outstanding shares of Common Stock, par value $0.01 per share (“Shares”) at a price equal to the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on June 23, 2008, or, if the Offer is extended by the Board of Directors of the Fund, on the date after the date to which the Offer is extended. The Offer will expire at 12:00 Midnight, Eastern Time, on June 20, 2008, unless extended. An extension would be communicated by issuance of a press release or other public announcement. The NAV as of the close of the regular trading session of the NYSE on May 19, 2008 was $8.10 per Share. The purpose of the Offer is to fulfill an undertaking made by the Fund in connection with the initial public offering of Shares. The Offer is not conditioned upon stockholders tendering in the aggregate any minimum number of Shares.

If more than 973,450 Shares are duly tendered prior to the expiration of the Offer, including any extension (and not timely withdrawn), unless the Fund determines not to purchase any Shares, the Fund will purchase 973,450 Shares on a pro rata basis (disregarding fractions) in accordance with the number of Shares tendered by or on behalf of each stockholder during the period the Offer is open (and not timely withdrawn). The Fund does not contemplate extending the Offer and increasing the number of Shares covered thereby by reason of more than 973,450 Shares having been tendered. The acceptance of tendered Shares for payment and purchase will be by action of the Fund’s Board of Directors with notice thereof to the Depositary. The Fund will deposit the aggregate purchase price with the Depositary, which will make payment to stockholders in accordance with the Offer. For taxable stockholders, the sale of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws.

Stockholders may tender Shares registered in their names only by completing a Letter of Transmittal and submitting it and any other documents required by the Letter of Transmittal in proper form to the Depositary at the appropriate address set forth in the Offer before the Offer expires, including any extension. Stockholders whose Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in “street name”) can only tender their Shares by directing that firm to effect the transaction on their behalf. Shares tendered pursuant to the Offer may be withdrawn by written or facsimile notice received by the Depositary at the appropriate address at any time prior to 5:00 p.m., Eastern Time, on June 24, 2008 (or, if the Offer is extended, prior to that time on the second day on which the NYSE is open for trading after the new expiration date), and, if Shares tendered have not been accepted for payment by the Fund, the Shares may also be withdrawn at any time after July 21, 2008. The notice is to specify the name of the stockholder who tendered the Shares, the number of Shares being withdrawn (which must be all of the Shares tendered) and, as regards Share certificates which represent tendered Shares that have been delivered or otherwise identified to the Depositary, the name of the registered owner(s) of such Shares if different than the person who tendered the Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Each stockholder tendering Shares is required to submit a check in the amount of $25.00 payable to Computershare Trust Company, N.A. which will help defray the costs associated with effecting the Offer.

Requests for copies of the Offer to Purchase, the related Letter of Transmittal and any other tender offer documents should be directed to the Information Agent at the Information Agent’s address or telephone number below between the hours of 9:00 a.m. and 8:00 p.m., Eastern Time, Monday through Friday (except holidays). Copies of these documents will be furnished promptly to stockholders upon request at no expense to them. Stockholders who do not own Shares directly may also obtain such documents from the broker, dealer, commercial bank, trust company or other nominee that holds their Shares. Questions and requests for assistance and for current NAV quotations may be directed to the Information Agent at the Information Agent’s address and telephone number below, also between the hours of 9:00 a.m. and 8:00 p.m., Eastern Time, Monday through Friday (except holidays).

Information Agent:	Depositary:

Georgeson Inc. 199 Water Street, 26th Floor New York, NY 10038 Banks and Brokers Call: (212) 440-9800 All Others Call: (866) 651-3182	Computershare Trust Company, N.A. Attention: Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208

May 23, 2008